Exhibit 99.1

NOTIFICATION OF NOTICE AND ACCESS TO SHAREHOLDERS

AND

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that the Annual General Meeting (the “Meeting”) of the shareholders of Fortuna Silver Mines Inc. (the “Company”) will be held in the Cheakamus Room, Fairmont Waterfront Hotel, 900 Canada Place, Vancouver, British Columbia on Thursday, June 22, 2023 at the hour of 10:00 a.m. (local time), where shareholders will be asked:

(a)	To receive the financial statements of the Company for the fiscal year ended December 31, 2022, together with the report of the auditors thereon;

(b)	To appoint auditors and to authorize the directors of the Company (the “Directors”) to fix their remuneration (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Appointment and Remuneration of Auditors” in the Circular, as defined below);

(c)	To determine the number of Directors at eight (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Election of Directors” in the Circular);

(d)	To elect Directors (for further information, please see the section entitled “Particulars of Matters to be Acted Upon – Election of Directors” in the Circular); and

(e)	To consider, and if thought fit, pass an ordinary resolution to approve the renewal of the Company’s share unit plan (the “Share Unit Plan”) and to approve the unallocated entitlements under the Share Unit Plan (for further information, please see the section entitled “Particulars of Other Matters to be Acted Upon – Approval of the Company’s Share Unit Plan” in the Circular).

Shareholders are also hereby notified that the Company is using the notice-and-access provisions (“Notice-and-Access”) contained in National Instrument 54-101 for the delivery to its shareholders of the proxy materials for the Meeting (the “Meeting Materials”), which include the Management Information Circular for the Meeting (the “Circular”). Under Notice-and-Access, instead of receiving paper copies of the Meeting Materials, shareholders receive this notice to advise them how to either obtain the Meeting Materials electronically or request a paper copy of the Meeting Materials.

Those shareholders with existing instructions on their account to receive paper materials will receive paper copies of the Meeting Materials with this Notice.

Accessing Meeting Materials Online

The Meeting Materials are available on the Company’s SEDAR profile located at www.sedar.com and are also available on the Company’s website at: https://fortunasilver.com/investors/shareholder-meeting-materials/. The Meeting Materials will remain on the Company’s website for one year following the date of this notice. Shareholders are reminded to access and review all of the information contained in the Circular and other Meeting Materials before voting.

Requesting Printed Meeting Materials

Registered shareholders may request a paper copy of the Meeting Materials by telephone at any time prior to the Meeting by calling toll-free at 1-866-962-0498 (or, for holders outside of North America, 1-514-982-8716) and entering the control number located on the proxy and following the instructions provided. A paper copy will be sent to you within three business days of receiving your request. To receive the Meeting Materials prior to the proxy cut-off for the Meeting, you should make your request by Thursday, June 8, 2023.

Beneficial shareholders may request a paper copy by going on-line at www.proxyvote.com or by calling toll-free at 1-877-907-7643 and entering the control number located on the voting instruction form and following the instructions provided. If you do not have a control number, please call toll-free at 1-855-887-2243. A paper copy will be sent to you within three business days of receiving your request. To receive the Meeting Materials prior to the proxy cut-off for the Meeting, you should make your request by Thursday, June 8, 2023.

For paper copy requests made on or after the date of the Meeting, all shareholders may call toll-free at 1-877-907-7643 (if you have a control number) or 1-855-887-2243 (if you do not have a control number) and a paper copy will be sent to you within 10 calendar days of receiving your request.

Shareholders may obtain a printed copy of the Meeting Materials at no cost until the date that is one year following the date of this notice by calling Broadridge toll free at 1-877-907-7643.

Voting of Proxies

Registered Shareholders

Registered shareholders will still receive a proxy form enabling them to vote at the Meeting. Such proxy will not be valid unless a completed, dated and signed form of proxy is received by Computershare Trust Company, 100 University Avenue, 8th Floor, Toronto, ON M5J 2Y1, no less than 48 hours (excluding Saturdays, Sundays and holidays) before the time for holding the Meeting or any adjournment thereof, or, at the discretion of the Chairman, is delivered to the Chairman of the Meeting prior to commencement of the Meeting or any adjournment thereof.

Non-Registered Shareholders

Shareholders who hold common shares of the Company beneficially (“Non-Registered Holders”), but registered in the name of intermediaries, such as brokers, investment firms, clearing houses and similar entities (“Intermediaries”) may receive certain other materials from their Intermediary, such as a voting instruction form to vote their shares. If you are a Non-Registered Holder of the Company and receive these materials through your broker or through another Intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or by the other Intermediary.

Voting Methods
	Internet	Telephone or Fax	Mail
Registered Shareholders Shares are held in own name and represented by a physical certificate or DRS Advice	Vote online at www.investorvote.com	Telephone: 1-866-732-8683 Fax: 1-866-249-7775	Return the form of proxy in the enclosed envelope.
Beneficial Shareholders Shares held with a broker, bank or other Intermediary.	Vote online at www.proxyvote.com	Call or fax to the number(s) listed on your voting instruction form.	Return the voting instruction form in the enclosed envelope.

Questions

If you have any questions about Notice-and-Access and the information contained in this notice, you may obtain further information by calling Broadridge toll free at 1-855-887-2244.

DATED the 8th day of May, 2023.

BY ORDER OF THE BOARD

Jorge Ganoza Durant,
President and Chief Executive Officer